Exhibit 99.2
As I shared with you on this morning’s conference call, Odyssey has signed a definitive agreement to move forward to acquire VistaCare. The closing of the transaction is subject to receipt of the required regulatory approvals and the satisfaction of other closing conditions; and, until then we must continue to operate as independent organizations.
It is important that we communicate with our fellow employees by the end of the day tomorrow and that we help them understand our shared vision for the new company we will build together. Your RVP will be contacting you to discuss this information and the documents attached to this email will help you communicate with your team. Do not communicate with your team until after you have had the conversation with your RVP.
The first attachment is a two-page document that provides a summary of our shared vision for the combined companies and reinforces our commitment to continuity as we move forward. I encourage you to copy and distribute this document to everyone on your team. While you should not seek to engage in conversations about the acquisition outside of your office, you should feel comfortable sharing this information or this document with key audiences who may have questions (referral sources, patients and families, etc.).
The second attachment is a Q & A document that you can use as a reference to help you answer questions your team may have. You should not distribute this document but use it to help you answer some of the questions your team may have.
Again, after you have talked with your RVP, I expect that you will talk with your team, including your medical directors, by the end of the day tomorrow. Use the attachments to help guide these conversations. Help your team understand what today’s announcement means and reassure them that they need to stay focused on “business as usual.”
Thank you for your continued leadership and support of our mission. We will share information about plans and progress as we move forward. If you have any questions in the meantime, please contact your RVP.
The tender offer described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities of VistaCare, Inc. (“VistaCare”). At the time the tender offer is commenced, Odyssey HealthCare, Inc. will cause its subsidiaries to file a tender offer statement with the U.S. Securities and Exchange Commission (the “SEC”), and will mail an offer to purchase, letter of transmittal and related tender offer documents to VistaCare’s stockholders. Investors and VistaCare security holders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement that will be filed by VistaCare with the SEC, because they will contain important information, including the various terms of, and conditions to, the tender offer. These documents will be available at no charge on the SEC’s Web site at www.sec.gov.
The tender offer statement and the related materials (once they become available) may also be obtained at no charge from Odyssey HealthCare by directing a request to Odyssey’s Investor Relations department at (214) 922-9711, or Odyssey HealthCare, Inc., 717 North Harwood, Suite 1500, Dallas, Texas 75201, Attn: Investor Relations.